

December 10, 2010

David Dugas, President
ESP Resources, Inc.
1255 Lions Club Road
Scott, LA 70583

      Re: **ESP Resources, Inc.**
             Registration Statement on Form S-1
             Filed November 24, 2010
             File No. 333-170803

Dear Mr. Dugas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Sales of Unregistered Securities, page II-2

1. We note your disclosure in the last paragraph on page II-2. If you intend for the last paragraph to apply to all of the transactions listed in the prior paragraph, please revise the paragraph to make it clear that the "Securities" refers to all shares sold in the transactions.

Exhibit 5.1

2. We note that counsel's opinion is limited to the federal laws of the United States. Please be advised that counsel is required to opine on the laws of your state of incorporation. Please have counsel revise the opinion accordingly.

Signatures, page II-6

3. Please revise the signature page to provide the signature of the registrant <u>and</u> the signatures of the officers, signing for themselves, in their respective capacities. Please refer to the Signatures section of Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at 202-551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Cc: David M. Rees (*via facsimile at* (801) 355-5005)
        Vincent & Rees, L.C.
        175 South Main, 15th Floor
        Salt Lake City, Utah 84111